SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001 -04
Corporate Registry ID (NIRE) 3330001159-5

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 30, 2007 AND DRAWN UP IN THE SUMMARY FORMAT

1. Date, time and place: Annual and Extraordinary General Meetings held cumulatively on April 30, 2007, at 11:00 am, at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city of Rio de Janeiro.

2. Call: Call published on April 13, 16 and 17, 2007 in the Official Gazette of the state of Rio de Janeiro on pages 63, 30 and 42, respectively, in Gazeta Mercantil newspaper, on pages A-15, A-11 and A-7, respectively and in Jornal do Commercio of the state of Rio de Janeiro, on pages A-48, A-6, A-7, respectively, which shall be filed at the Company’s headquarters.

3. Attendances: Shareholders representing 52.29% of the voting capital, as evidenced by the signatures on Shareholders Attendance Book, as well as representative of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Thiago de Oliveira Garuba, CPConsult Soluções Integradas Ltda.’s representative, Mr. Roberto Alves de Godoy and the Company’s Executive Officer, Mr. Otávio de Garcia Lazcano.

4. Presiding Board: The Board member Antônio Francisco dos Santos chaired the meeting and invited Mrs.Claudia Maria Sarti to be his secretary.

5. Agenda: at the Extraordinary General Meeting: (1) cancellation of 15,578,128 shares currently held in treasury, without reducing the capital stock; (2) amendment to articles 5 and 7 of the Company’s Bylaws in order to reflect the cancellation of shares mentioned in item 1 above; (3) ratify the appointment of the company CPConsult Soluções Integradas Ltda., which carried out the revaluation of assets related to Central Termelétrica II (“CTE II”) and approve its appraisal report dated 12/11/2006, the amounts of which were incorporated into the financial statements as of December 31, 2006; (4) ratify the Management’s decision of appointing the company CPConsult Soluções Integradas Ltda. to carry out the revaluation of the Company’s assets, including the assets composing CTE II; and (5) examination and approval of the appraisal report prepared by said company. At the Annual General Meeting: (6) examine the management accounts, verify, discuss and vote the Financial Statements and the Management Report related to the year ended December 31, 2006; (7) resolve on the management’s capital budget proposal for 2007 and the allocation of net income for the fiscal year ended December 31, 2006 and realized reserves; (8) elect the Board of Directors’ members; (9) define the management’s annual global compensation; (10) define the newspapers in which the Company makes its legal publications available.

Companhia Siderúrgica Nacional

6. Resolutions: by shareholders representing 52.29% of the voting capital stock of the Company, those legally impeded abstaining from voting and abstentions registered in each case, the following resolutions were taken:

6.1. Authorize these minutes are drawn up in the summary format and their publication is made by omitting the signatures of attending shareholders, as authorized by paragraphs 1 and 2 of article 130 of Law 6,404, respectively, as of November 15, 1976 ("Law 6,404/76").

6.2. At the Extraordinary General Meeting – 6.2.1. As minimum quorum was not achieved as provided for by Article 135 of Law 6,404/76 in order to resolve on the proposal to amend the Company’s Bylaws, as mentioned in items 1 and 2 of the Call Notice, said matters were excluded from the Agenda of this Extraordinary General Meeting.6.2.2. The majority of attending shareholders approved the ratification of the Company’s management decision of appointing the company CPConsult Soluções Integradas Ltda., which carried out the revaluation of assets related to Central Termelétrica II (“CTE II”), electric power and steam cogeneration thermal plant, with 238MW capacity, located in the city of Volta Redonda, state of Rio de Janeiro. 6.2.3. The attending shareholders approved by unanimous vote the ratification of the Company’s management decision of approving the Appraisal Report prepared by the company CPConsult Soluções Integradas Ltda., dated 12/11/2006, which assigned to land, civil works, improvements, machinery, equipment and facilities related to CTE II the amount of seven hundred, eighty-six million, two hundred, seventy-seven thousand, five hundred and thirty-two reais (R$786,277,532.00), which represented a reduction of forty-three million, nine hundred, thirty-three thousand, six hundred and forty-eight reais (R$43,933,648.00), amounts of which were incorporated into the Company’s financial statements as of December 31, 2006, so that the total amount of said assets now is reduced from eight hundred, thirty million, two hundred, eleven thousand, one hundred and eighty reais (R$830,211,180.00) to seven hundred, eighty-six million, two hundred, seventy-seven thousand, five hundred and thirty-two reais (R$786,277,532.00) . Said Appraisal Report is filed at the Company’s headquarters, and attending shareholders waived its reading and transcription. 6.2.4. The attending shareholders approved by unanimous vote the ratification of the Company’s Board of Directors decision dated December 19, 2006 of appointing the company CPConsult Soluções Integradas Ltda. to carry out the revaluation of the iron ore mine called Casa de Pedra, machinery, equipment, facilities, buildings and lands of the Company.6.2.5. The attending shareholders approved by unanimous vote the Revaluation Report prepared by the company CPConsult Soluções Integradas Ltda., which assigns to lands, buildings, improvements, iron ore mine called Casa de Pedra, machinery, equipment and facilities of operational units of Volta Redonda, Arcos, Congonhas, Itaguaí, Barueri and Araucária, including CTE II, and the Company’s operational support real properties the total amount of eleven billion, five hundred, four million, one hundred, seventy-eight thousand, one hundred, sixty-three reais and seventy-six centavos (R$11,504,178,163.76), which represented an increase of five hundred, twenty-nine million, one hundred, seventy-four thousand, four hundred, fifty-two reais and ninety-four centavos (R$529,174,452.94), and, consequently

Companhia Siderúrgica Nacional

authorized the recognition of new appraisal amount in the Company’s equity accounts on April 30, 2007, so that the total amount of revalued assets is amended from ten billion, nine hundred, seventy-five million, three thousand, seven hundred, ten reais and eighty-two centavos (R$10,975,003,710.82) to eleven billion, five hundred, four million, one hundred, seventy-eight thousand, one hundred sixty-three reais and seventy-six centavos (R$11,504,178,163.76) . Said Appraisal Report is filed at the Company’s headquarters and attending shareholders waived its reading and transcription.

6.3. At the Annual General Meeting – 6.3.1 – The attending shareholders approved by unanimous vote to waive the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, since all attending shareholders are aware thereof. 6.3.2 – The attending shareholders approved by unanimous vote, those legally impeded abstaining from voting, the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2006, published in Jornal do Commercio, Gazeta Mercantil, Valor Econômico newspapers and in the Official Gazette of the state of Rio de Janeiro on March 30, 2007. The shareholder José Teixeira de Oliveira registered his approval and his vote of praise to the Company. 6.3.3 – The attending shareholders approved by unanimous vote the Management’s proposal of allocating the net income for the year 2006, in the amount of one billion, one hundred, sixty-nine million, three hundred, sixty-six thousand, four hundred, sixty-four reais and ninety-three centavos (R$1,169,366,464.93), and amounts derived from the realization of revaluation reserve, in the amount of two hundred, eighty million, five hundred, seven thousand, five hundred, sixty-seven reais and fifty-six centavos (R$280,507,567.56), realization of capital reserve in the amount of twenty-three million, two hundred, forty-seven thousand and six hundred reais (R$23,247,600.00) and reversal of interest on share capital and dividends payable lapsed, in the amount of one hundred, forty thousand, four hundred, ninety-nine reais and seventy centavos (R$140,499.70) as follows: (i) payment to the Company’s shareholders of the amount of one hundred, seventy-four million, four hundred, twenty-eight thousand, three hundred, sixty-three reais (R$174,428,363.00) as interest on share capital, corresponding to the gross amount of R$0.680060 per share, and except for the immune and exempt shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, except for the application of this tax rate to shareholders domiciled in country which does not levy income or levy it at the maximum rate lower than twenty per cent (20%), who in this case are subject to a twenty-five per cent (25%) withholding income tax, as provided for by article 8 of Law 9,779/99; (ii) distribution to the Company’s shareholders of five hundred, ten million, eight hundred, thirty-three thousand, seven hundred, sixty-nine reais and nineteen centavos (R$510,833,769.19), as dividends, corresponding to the amount of R$1.991634 per share. The interest on share capital and dividends referred to in this item shall be paid, not including monetary restatement, as from (inclusive) May 9, 2007; (iii) ratify the advanced distribution of dividends approved by the Board of Directors on June 23, 2006, in the amount of four hundred, fifteen million reais (R$415,000,000.00), corresponding to R$1.612192 per share and on August 3, 2006, in the amount of three hundred, thirty-three million reais (R$333,000,000.00), corresponding to R$1.293639 per share, amounting to seven hundred, forty-eight million reais

Companhia Siderúrgica Nacional

(R$748,000,000.00) of dividends distributed in advance; (iv) set up investment reserve in the amount of forty million reais (R$40,000,000.00), so that to meet investments projects envisaged by the Capital Budget, which is approved herein, in compliance with the provision in article 196 of Law 6,404/76. In view of maximum limit of legal reserve has already been achieved, no allocation of amounts for such reserve shall occur. 6.3.4 – The majority of attending shareholders approved that the Board of Directors be composed of eight (8) members. Pursuant to provision in article 13, paragraph 2 of the Company’s Bylaws, firstly, the shareholder ANTONIO FRANCISCO DOS SANTOS was reelected, Brazilian, married, business administrator, identity card IFP 1.307.360, individual taxpayer’s register (CPF/MF) 112.375.706 -20, appointed by CSN Investment Club. As continuous act, the following shareholders were reelected: BENJAMIN STEINBRUCH, Brazilian, married, industrialist, identity card SSP/SP 3.627.815 -4, individual taxpayer’s register (CPF/MF) 618.266.778 -87; JACKS RABINOVICH, Brazilian, married, industrialist, identity card SSP/SP 1.179.678, individual taxpayer’s register (CPF/MF) 011.495.638 -34; MAURO MOLCHANSKY, Brazilian, married, economist, identity card IFP/RJ 03.757.956 -2, individual taxpayer’s register (CPF/MF) 721.527.028 -91; FERNANDO PERRONE, Brazilian, married, attorney, identity card IFP 2.048.837, individual taxpayer’s register (CPF/MF) 181.062.347 -20; DIONÍSIO DIAS CARNEIRO NETTO, Brazilian, legally separated, economist, identity card IFP/RJ 1.887.610, individual taxpayer’s register (CPF/MF) 060.011.061 -34; DARC ANTONIO DA LUZ COSTA, Brazilian, married, engineer, identity card 227.070 Navy Department, individual taxpayer’s register (CPF/MF) 242.165.507 -20; and YOSHIAKI NAKANO, Brazilian, married, business administrator, identity card (RG) 5.157.491 -3 and individual taxpayer’s register (CPF/MF) 049.414.548 -04, all of them domiciled at Rua São José, 20, grupo, 1602, 16º andar. Thus, the Company’s Board of Directors is composed of Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa, Yoshiaki Nakano, all of them with term of office until the 2008 Annual General Meeting. 6.3.5 – The majority of attending shareholders approved to set the management’s annual global compensation in the amount of up to thirty-seven million reais (R$37,000,000.00) . 6.3.6 – The attending shareholders approved by unanimous vote, to maintain the Company’s legal publications in the Official Gazette of the state of Rio de Janeiro (Section V), Jornal do Commercio and Gazeta Mercantil (national edition).

6.4. The attending shareholders, by unanimous vote, decided to rectify the minutes of the Extraordinary General Meeting as of May 12, 2006, to correct a typing mistake, in the following terms: item 6.2, (iii), where we read “XXXIX – to resolve on any matters ...” it shall be read “XXXVI – to resolve on any matters ...”.

7.1. Closure: Having nothing else to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes, which were read, found in compliance and signed by the Chairman of the Presiding Board, by the Secretary and by all attending shareholders.

Companhia Siderúrgica Nacional

8.1. Documents Filed: The Call Notice of the Annual and Extraordinary Meetings, the Management Report, the Financial Statements and the Independent Public Accountants’ Report, the Capital Budget and the Revaluation Report are filed at the Company’s headquarters.

Rio de Janeiro, April 30, 2007.

I certify this is the accurate copy of the original one, drawn up in the proper book.

___________________________
Claudia Maria Sarti
Secretary

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.